**Exemption number: 82 4639**

# KGHM Polska Miedź S.A.

*ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND*
*phone: (48 76) 84 78 200, fax: (48 76) 84 78 500*

SUPPL



| | |
|---|---|
| *To:* | **Division of Corporation Finance** |
| *Firm:* | **United States Securities and Exchange Commission** |
| *Contact name:* | **Andrzej Kowalczyk Director, Ownership Supervision and Investor Relations** |

03050082

(48 76) 84 78 205

***Announcement also provided to required statutory authorities***

***Date: 11 April 2003***

***Number of pages (including this one): 1***

**Current report 19/2003**

**The Management Board of KGHM Polska Miedź S.A. was informed by Telefonia Dialog S.A. (a subsidiary of KGHM Polska Miedź S.A.) that on 28 March 2003 proceedings were begun regarding the request of Telefonia Dialog S.A. for cancellation of the requirement to pay licensing and prolongation fees. The parties to these proceedings are Telefonia Dialog S.A. and the Minister of Infrastructure.**
**Due to the coming into force of the law dated 23 November 2002 on restructurisation of the licensing liabilities of fixed-line public telephone network operators, Telefonia Dialog S.A. has requested the Minister of Infrastructure to cancel the requirement to pay these licensing and prolongation fees. This law allows for the restructurisation of licensing liabilities through their cancellation, as a result of the investment expenditures incurred by Telefonia Dialog S.A. on its telecommunications infrastructure. The expenditures incurred by Telefonia Dialog S.A. in the years 2001-2002 are sufficient to cover the entire amount of the licensing liabilities, which consequently allows cancellation of all of these liabilities.**
**The value of these proceedings (being the licensing liabilities described in the request for cancellation of these licensing and prolongation fees) amounts to EUR 122 856 thousand, or PLN 523 131 thousand (per exchange rate as at 10 April 2003).**



**Legal basis:**
**(§5, section 1, point 11 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)**

DYREKTOR NACZELNY ds. Nadzoru Właścicielskiego i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Tadeusz Szeląg

*Court of record of incorporation and registration number:*
*Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302*
*President of the Management Board: Stanisław Speczik,*
*Vice-Presidents of the Management Board: Grzegorz Kubacki, Jarosław Andrzej Szczepek, Tadeusz Szeląg*
*Share capital: PLN 2 000 000 000 (two thousand million)*

**Exemption number: 82 4639**

03 APR 11 AM 7:21

# KGHM Polska Miedź S.A.

*ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND*
*phone: (48 76) 84 78 200, fax: (48 76) 84 78 500*

| | | | |
|---|---|---|---|
| *To:* | **Division of Corporation Finance** | | |
| *Firm:* | **United States Securities and Exchange Commission** | *Phone:*<br>*Fax:* | *1 202 94 22 990*<br>*1 202 94 29 624* |
| *Contact name:* | **Andrzej Kowalczyk**<br>**Director, Ownership Supervision and Investor Relations** | *Phone:*<br>*Fax:* | *(48 76) 84 78 231*<br>*(48 76) 84 78 205* |

*Announcement also provided to required statutory authorities*

*Date: 11 April 2003*

*Number of pages (including this one): 1*

**Current report 20/2003**

**The Management Board of KGHM Polska Miedź S.A. announces that on 11 April 2003 KGHM Metale S.A. (a subsidiary of KGHM Polska Miedź S.A.) entered into an agreement with the company Warszawska Fabryka Platerów Hefra S.A. (a subsidiary of KGHM Metale S.A.) concerning acquisition of the shares of WFP Hefra S.A. KGHM Metale S.A. will acquire 1 254 690 registered shares, series F, having a per-share nominal value of PLN 6.40 and a total nominal value of PLN 8 030 thousand, in the increased share capital of WFP Hefra S.A. These assets were acquired for the amount of PLN 8 030 thousand. The book value of these assets, following registration of the change in share capital, amounts to PLN 8 030 thousand.**
**KGHM Metale S.A. is financing the acquisition of these assets through its own internal funds.**
**The assets acquired represent 33.99% of the share capital of WFP Hefra S.A.**
**The assets acquired are being treated as a long term equity investment.**
**Following this acquisition, KGHM Metale S.A. owns 94.87% of the share capital and the same percentage of votes at the General Meeting of WFP Hefra S.A.**
**KGHM Metale S.A. has committed itself to paying for the shares acquired in WFP Hefra S.A. in cash, by 18 April 2003.**

**The criteria used for describing the agreement as significant is that the value of the financial assets acquired by KGHM Metale S.A. exceeds 20% of the share capital of WFP Hefra S.A.**

**Legal basis:**
**(§5, section 1, point 1 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)**

DYREKTOR NACZELNY
ds. Nadzoru Właścicielskiego i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Tadeusz Szeląg

*Court of record of incorporation and registration number:*
*Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego*
*Nr KRS 23302*
*President of the Management Board: Stanisław Speczik,*
*Vice-Presidents of the Management Board: Grzegorz Kubacki, Jarosław Andrzej Szczepek, Tadeusz Szeląg*
*Share capital: PLN 2 000 000 000 (two thousand million)*